SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                  to

Commission file number 1-36764

A.	Full title of the plan: UBS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015 and

For the Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

and Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of UBS 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of UBS 401(K) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UBS 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of UBS 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 28, 2017

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
ASSETS
Investments, at fair value	$4,843,934,122	$4,429,379,472
Fully benefit-responsive investment contracts, at contract value	—	128,403,157
Loans receivable from participants	57,169,771	57,220,525
Investment income receivable	2,064,933	1,432,842
Receivable for securities sold	365,308	29,428
Taxes receivable	544,282	259,809
Contributions receivable
Contributions receivable	2,177,778	2,765,358
Company, net of forfeitures	77,013,074	78,034,642

Total assets	4,983,269,268	4,697,525,233

LIABILITIES
Accrued expenses	2,586,612	1,174,260
Payable for securities purchased	24,666	942,799

Total liabilities	2,611,278	2,117,059

Net assets available for benefits	$4,980,657,990	$4,695,408,174

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2016

2016
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$200,600,393
Dividend and interest income	68,816,281

Net investment income	269,416,674
Interest income on loans receivable from participants	2,831,589
Contributions
Participants	271,921,076
Company, net of forfeitures	120,565,683

Total contributions	392,486,759

Total additions	664,735,022

DEDUCTIONS FROM NET ASSETS
Distributions to participants	373,741,585
Administrative expenses	5,743,621

Total deductions from net assets	379,485,206

Net increase in net assets available for benefits	285,249,816
Net assets available for benefits
Beginning of year	4,695,408,174

End of year	$4,980,657,990

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan on January 1, 2015, and during the period ending February 28, 2015. The final assets were transferred as of February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust Company (the Trustee) is the Plan’s trustee; Aon Hewitt is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest in mutual funds, common and collective trust funds, money market funds, guaranteed investment contracts (GICs), the UBS Group AG Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

Effective April 1, 2015, the Plan was amended to allow for the payment of any in-service withdrawal of after-tax contributions (and related earnings) that are invested in the Common Stock Fund in shares of the underlying common stock.

Effective December 1, 2015 the Plan was amended and restated effective January 1, 2016 for the following:

•	The Company’s Plan administrator (Head of Benefits Americas Region) has the authority to make any amendment to the Plan which (i) makes changes as required by applicable law; (ii) adopts technical or clarifying amendments; or (iii) does not in any significant respect increase benefits or cost to the Company

•	To impose a 20% cap on the amount of employee and employer contributions that may be allocated to the Common Stock Fund (as defined in the Plan) and to impose a 20% cap on the amount of any reallocation/transfer that may be allocated to the Common Stock Fund (as defined in the Plan)

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the company include recordkeeping, trustee, legal, audit, and investment consulting fees. Expenses related to the Plan’s investments (investment management fees and commissions) are charged to the specific Plan’s investments fund to which the expense relates. For the years ended December 31, 2016 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.

Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $18,000 for 2016. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2016 was $24,000. These limits are subject to change in future years to be consistent with IRS limitations.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 75% of the first 4% of each participant’s eligible annual compensation which the participant contributes to the Plan. The Plan has a $3,000 annual maximum limit, a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

Company Contributions

The Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. The Company’s Match is calculated by multiplying each participant’s pre-tax, Roth 401(k), and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000 on an annual basis.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). When the Company Account is funded annually, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the employee manages the two accounts as a single account.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2016 and 2015 total forfeitures of $4,220,059 and $4,965,450 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2016 and December 31, 2015, were $2,231,782 and $1,880,086, respectively.

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70  1/2.

A participant may elect to withdraw all or part of their account balance after attaining age 59  1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Participant Loans

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.00% to 12.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

The Plan invested in synthetic investment contracts. These investment contracts are recorded at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contract represents contributions plus earnings, less participant withdrawals and administrative expenses. These investment contracts were terminated in November 2016.

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management adopted the provisions of this ASU effective January 1 2016, with retroactive applications.

In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient — consensuses of the FASB Emerging Issues Task Force (alternatively, “ASU 2015 – 12”). This is a three-part standard that provides guidance on certain aspects of the accounting by employee benefit plans. The ASU, which is being released in response to consensuses reached by the EITF, (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts (“FBRICs”), (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan. Management adopted the provisions of this ASU effective January 1 2016, as such, (1) fully benefit responsive investment contracts are stated at contract value, (2) the disclosures in Part II for the individual investments that represent 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated and (3) Part III had no impact on the Plan’s financial statements.

NOTE 3	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	FAIR VALUE MEASUREMENT (continued)

Level 1:	Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:	Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Funds record their corresponding value at $1 NAV. Investments is valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2016 and 2015.

At December 31, 2016, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,083,428,074	—	—	$1,083,428,074
Self Directed Brokerage Account	980,223,048	—	—	980,223,048
UBS Stock Fund	241,932,060	—	—	241,932,060

	$2,305,583,182	$—	$—	$2,305,583,182

Investments measured at NAV:
Money market funds(a)				$337,040,004
Short-term investment funds(b)				40,317,999
U.S. equity funds(c)				753,404,179
Non-U.S. equity funds(c)				140,163,039
U.S. bond funds(d)				243,473,104
Non-U.S. bond funds(e)				24,719,218
Target date funds(f)				999,233,397

Total investments, at NAV				$2,538,350,940

Total investments at fair value				$4,843,934,122

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	FAIR VALUE MEASUREMENT (continued)

At December 31, 2015, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,084,795,202	—	—	$1,084,795,202
Self Directed Brokerage Account	937,601,637	—	—	937,601,637
UBS Stock Fund	302,140,950	—	—	302,140,950

	$2,324,537,789	$—	$—	$2,324,537,789

Investments measured at NAV:
Money market funds(a)				$315,467,199
Short-term investment funds(b)				38,700,483
U.S. equity funds(c)				686,609,240
Non-U.S. equity funds(c)				126,097,312
U.S. bond funds(d)				68,976,283
Non-U.S. bond funds(e)				22,512,037
Target date funds(f)				846,479,129

Total investments, at NAV				$2,104,841,683

Total investments at fair value				$4,429,379,472

(a)	Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(b)	Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds.
(c)	Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(d)	U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
(e)	Non-U.S bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.
(f)	Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 3	FAIR VALUE MEASUREMENT (continued)

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan held investments in synthetic GICs, commingled funds, and cash and cash equivalents within the UBS Stable Value Fund option for participants. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the Fund plus interest accrued less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. The interest rate for the year ended December 31, 2016 was 1.69%, and the interest rate for the year ended December 31, 2015 was 0.50%. Generally, interest rates reset monthly.

These investment contracts were terminated in November 2016. The transition that occurred within the UBS Stable Value Fund at the end of November was seamless to fund investors. UBS plan management decided to use the termination of the wrap contracts as an opportunity to offer a new stable value option. UBS plan participants who were invested in the UBS Stable Value Fund on November 30, 2016 had their balances mapped to the Invesco Stable Value Trust on December 1, 2016.

NOTE 5	RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6	RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2016, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

•	Notes receivable from participants are considered to be party-in-interest transactions.

•	Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

•	The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $13,542,720 for 2016.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

NOTE 7	TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014 and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced in 2015 (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis. Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

NOTE 7	TAX STATUS (continued)

The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option. From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

NOTE 8	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$4,980,657,990	$4,695,408,174
Less: Benefits payable to participants	(2,173,146)	(4,902,540)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(1,115,867)

Net assets available for benefits per Form 5500	$4,978,484,844	$4,689,389,767

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully-responsive investment contracts represents a reconciling item. As disclosed in Notes 2 and 4, all fully benefit-responsive investment contracts were terminated during 2016; therefore, no adjustment existed at December 31, 2016.

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$285,249,816
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,115,867
Add: Benefits payable to participants at December 31, 2015	4,902,540
Less: Benefits payable to participants at December 31, 2016	(2,173,146)

Net increase in net assets per Form 5500	$289,095,077

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Note 9	SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan’s financial statements are available to be issued.

The Plan was amended effective January 1, 2017 to include auto enrollment of 3% of eligible compensation. Participants have up to 90 days (from date of employment) to enroll in the plan or opt out and not contribute. If the participant does not opt out or enroll within 90 days of employment they will be automatically set up to contribute 3% of their eligible compensation via payroll deductions. The funds will be invested in the age appropriate Target Retirement Fund (the Plans Qualified Default Investment Alternative). In addition, the match formula was changed to $1 for $1 up to 6% of eligible contributions, with an annual cap of $3,000 per participant.

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2016

Identity of Issue,
Borrower, Lessor or	Description of	Share/Par	Current
Similar Party	Investment and Interest Rate	Value	Value
SSGA S&P 500 FUND	Common and collective trust funds	14,864,116	637,313,830
VANGUARD TARGET RET 2030	Common and collective trust funds	5,009,520	229,035,262
VANGUARD TARGET RET 2020	Common and collective trust funds	4,158,406	193,199,552
VANGUARD TARGET RET 2040	Common and collective trust funds	3,613,339	169,393,349
INVESCO RET TR STABLE FUND	Common and collective trust funds	139,536,235	139,536,235
*UBS MULTI ASSET PORTFOLIO	Common and collective trust funds	39,553	116,090,349
VANGUARD TARGET RET 2035	Common and collective trust funds	2,128,696	98,026,438
VANGUARD TARGET RET 2025	Common and collective trust funds	1,798,098	82,712,509
VANGUARD TARGET RET 2050	Common and collective trust funds	1,611,245	75,825,196
SSGA DAILY EXTENDED MARKET	Common and collective trust funds	1,855,522	61,868,683
VANGUARD TARGET RET 2045	Common and collective trust funds	1,307,763	61,190,245
MONDRIAN INTL VALUE EQUITY	Common and collective trust funds	5,096,740	51,069,332
OFIGTC EMERGING MARKETS EQUITY FUND	Common and collective trust funds	1,092,277	45,547,951
SSGA ACWI EX US INDEX FUND	Common and collective trust funds	3,720,587	43,545,756
SSGA BC AGGREGATE INDEX	Common and collective trust funds	3,099,859	42,068,185
VANGUARD TARGET RET INCOME	Common and collective trust funds	618,373	29,193,380
LOOMIS SAYLES GLOBAL BOND	Common and collective trust funds	2,564,234	24,719,218
VANGUARD TARGET RET 2010	Common and collective trust funds	410,552	18,630,830
VANGUARD TARGET RET 2015	Common and collective trust funds	351,411	16,171,927
VANGUARD TARGET RET 2060	Common and collective trust funds	445,556	13,420,150
VANGUARD TARGET RET 2055	Common and collective trust funds	216,668	12,434,560

			2,160,992,937
GE LARGE CAP GROWTH	Mutual funds	3,355,506	217,739,263
CAMBIAR LARGE CAP VALUE	Mutual funds	3,993,310	208,172,624
ROTHSCHILD SMID CAP VALUE	Mutual funds	6,165,133	205,761,984
TIME SQUARE SMID GROWTH	Mutual funds	2,281,012	104,519,880
ARTISAN INTL GROWTH	Mutual funds	4,884,033	98,815,193
PIMCO TOTAL RET-DV	Mutual funds	8,930,563	89,573,544
SMALL CAP GROWTH	Mutual funds	2,062,198	70,588,776
GLOBAL ALLOCATION	Mutual funds	919,478	50,102,332
*UBS CORE BOND PLUS FD	Mutual funds	2,961,753	26,389,216
DIVERSIFIED INF - DV	Mutual funds	1,055,180	11,765,262

			1,083,428,074

SELF DIRECTED BROKERAGE ACCOUNTS	Self Directed Brokerage Accounts	—	980,223,048

NTAM US COLLECTIVE GOVT STIF	Money market funds	337,040,004	337,040,004

*UBS CO STOCK FD-DV	UBS stock fund	15,439,187	241,932,060

CAMBIAR LARGE CAP VALUE	Short term investments	15,340,738	15,340,738
CLEARING ACCOUNT-DV	Short term investments	5,344,129	5,344,129
GE LARGE CAP GROWTH	Short term investments	4,659,797	4,659,797
*UBS CO STOCK FD-DV	Short term investments	4,610,735	4,610,735
TIME SQUARE SMID GROWTH	Short term investments	2,892,054	2,892,054
ROTHSCHILD SMID CAP VALUE	Short term investments	2,469,045	2,469,045
SMALL CAP GROWTH	Short term investments	2,388,277	2,388,277
INVESTMENT BANKING CLEARING	Short term investments	1,300,395	1,300,395

ARTISAN INTL GROWTH	Short term investments	1,165,507	1,165,507
*UBS CORE BOND PLUS FD	Short term investments	138,065	138,065
SSGA BC AGGREGATE INDEX	Short term investments	9,227	9,227
EAGLE - DV	Short term investments	10	10
INVESCO STABLE VAL - DV	Short term investments	10	10
LSV SCV, CT - DV	Short term investments	10	10

			40,317,999
Total investments at fair value			4,843,934,122
*Participant loans	5.0% to 12.5%	—	57,169,771

*	Party-in-interest.

Note: Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

/s/ Michael O’Connor
Name: Michael O’Connor
Title: Plan Administrator

Date: June 28, 2017